SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    600179105
                                  --------------
                                 (CUSIP Number)
                            Copy to:      Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 29, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                               Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                    (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               New York
--------------------------------------------------------------------------------
        Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            396,213 shares                                 11.1%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            0 shares                                          0%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            396,213 shares                                 11.1%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            0 shares                                          0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each
     Reporting Person
                 396,213 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11)
     excludes Certain Shares*                                                 //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           11.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*                                                PN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                    Barry Rubenstein
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a G                        (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                            //
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            396,213 shares                                    0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            1,510,748 shares                               40.8%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            0 shares                                          0%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            1,510,748 shares                               40.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,510,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           40.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                    Irwin Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            45,857 shares                                   1.3%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            1,464,891 shares                               39.5%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            45,857 shares                                   1.3%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            1,464,891 shares                               39.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,510,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           40.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                        13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                           45,857 shares                                   1.3%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            1,464,891 shares                               39.5%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            45,857 shares                                   1.3%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            1,464,891 shares                               39.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    1,510,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           40.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                 Applewood Capital Corp.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               New York
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            0 shares                                          0%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            396,213 shares                                 11.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            0 shares                                          //
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            396,213 shares                                 11.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                     396,213 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           11.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       CO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                       Seth Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                   (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds*          WC, PF
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
        Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            4,310 shares                                    0.1%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            396,213 shares                                 11.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            4,310 shares                                    0.1%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            396,213 shares                                 11.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                    400,523 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           11.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                                         Jonathan Lieber
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*               (a)  //
                                                                         (b)  //
--------------------------------------------------------------------------------
 3       SEC Use Only
--------------------------------------------------------------------------------
 4       Source of Funds*
                                       WC, PF
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required             //
         Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                 7       Sole Voting Power
                            4,310 shares                                    0.1%
            --------------------------------------------------------------------
                 8       Shared Voting Power
                            396,213 shares                                 11.1%
            --------------------------------------------------------------------
                 9       Sole Dispositive Power
                            4,310 shares                                    0.1%
            --------------------------------------------------------------------
                10       Shared Dispositive Power
                            396,213 shares                                 11.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                     400,523 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  //
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           11.2%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement, dated June 29, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

         Each Bridge Warrant, expiring on August 29, 2001, entitling the holder thereof to purchase one share of Common Stock at $3.00 per share, becomes exercisable within 60 days of the date hereof (August 29, 1997).

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
                  ______________________________________

                  (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended January 31, 1997) of outstanding shares of Common Stock owned beneficially by each person named in
Item 2, as of June 29, 1997:

                                                         Percentage of Shares of
                               Shares of Common Stock          Common Stock
NAME                             Beneficially Owned(1)     Beneficially Owned(1)
----                             --------------------    -----------------------
Applewood Associates, L.P              396,213                    11.1%
Barry Rubenstein2                    1,510,748(3)(4)(5)           40.8%
Irwin Lieber2                        1,510,748(3)(5)              40.8%
Barry Fingerhut2                     1,510,748(3)(5)              40.8%
Applewood Capital Corp.2              396,213(3)                  11.1%
Seth Lieber2                          400,523(6)                  11.2%
Jonathan Lieber2                      400,523(6)                  11.2%


                  (b) Applewood has sole power to vote and dispose of 271,213 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 11.1% of the outstanding Common Stock.

                  By virtue of being a general partner of Applewood and of Woodland, a shareholder, officer and director of InfoMedia, and an officer and director of AC Corp., Barry Rubenstein may be deemed to have shared power to vote and dispose of 1,260,748 shares of Common Stock and 250,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 40.8% of the outstanding Common Stock.

--------
1 Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants as the Bridge Warrants are exercisable within 60 days of the date hereof (August 29, 1997).


2 The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

3 The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 271,213 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.


4 As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 45,857 shares of Common Stock owned by Woodland Partners.

5 The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock and 85,000, 28,500 and
11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants. Accordingly, the reporting persons each have shared voting and dispositive power with respect to the aggregate 1,068,678 shares of Common Stock owned by the 21st Funds.

6 The reporting person is an officer of AC Corp. and accordingly has shared voting and dispositive power with respect to 271,213 shares of Common Stock owned by Applewood.

                  Irwin Lieber has sole power to vote and dispose of 45,857 shares of Common Stock which represents approximately 1.3% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,214,891 shares of Common Stock and 250,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 39.5% of the outstanding Common Stock.

                  Barry Fingerhut has sole power to vote and dispose of 45,857 shares of Common Stock which represents approximately 1.3% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,214,891 shares of Common Stock and 250,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 39.5% of the outstanding Common Stock.

                  By virtue of being a general partner of Applewood, AC Corp. may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 11.1% of the outstanding Common Stock.


                  Seth Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 11.2% of the outstanding Common Stock.

                  Jonathan Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 11.2% of the outstanding Common Stock.


                  (c) There were no transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 29, 1997 to June 29, 1997, inclusive.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.

                                                     SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                           APPLEWOOD ASSOCIATES, L.P.



                                           By: S/ IRWIN LIEBER
                                               -----------------
                                               Irwin Lieber, General Partner



                                           APPLEWOOD CAPITAL CORP.



                                           By: S/ BARRY RUBENSTEIN
                                               -------------------
                                               Barry Rubenstein, President


                                            S/BARRY RUBENSTEIN
                                            ------------------------
                                            Barry Rubenstein


                                            S/IRWIN LIEBER
                                            ------------------------
                                            Irwin Lieber


                                            S/BARRY FINGERHUT
                                            ------------------------
                                            Barry Fingerhut


                                            S/SETH LIEBER
                                            --------------
                                            Seth Lieber


                                            S/JONATHAN LIEBER
                                            ----------------------
                                            Jonathan Lieber

Date: July 2,   1997

ATTENTION:                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                          1001).